UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

22 August 2005

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

Contact: Blue Square-Israel Ltd. Iris Penso General Counsel & Corporate Secretary Telephone: 972-3-9282670 Fax: 972-3-9282498 Email: irisp@bsi.co.il

Announcement from Bronfman-Alon

ROSH HAAYIN, Israel, August 22, 2005 – Blue Square-Israel Ltd. (NYSE: BSI) (“Blue Square”) announced today that it has been informed by Bronfman-Alon Ltd., (“Bronfman-Alon”), that Alon Israel Oil Company Ltd. (“Alon”) and Bronfman Fisher Group (“Bronfman-Fisher”) have agreed in principle that subject to the fulfillment of various conditions, Bronfman-fisher shall sell to Alon ordinary shares in Bronfman Alon (the holder of approximately 77.63% of Blue Square’s outstanding shares) in consideration for 30 million dollars, according to a company value, which reflects the company’s value (100%) of approximately $462 million dollars for Blue Square [before reducing the liabilities of Bronfman Alon]. If the transaction will be completed, Alon will be entitled to appoint most of the directors in the Blue Square Group and in Bronfman Alon, and the joint control agreement between the parties will be cancelled and replaced by an agreement which will reflect the new distribution of holdings.

Mr. David Wiessman will be appointed Chairman of the Board of Directors of Blue Square and Mr. Shalom Fisher will be appointed Chairman of the Board of Directors of Blue Square Chain Investments & Properties Ltd.

The Alon Group and the Bronfman – Fisher Group are convinced that this step will strengthen Blue Square as the leading retailer in Israel.

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 165 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2004.